SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                           (Amendment No. 1)



                       IMMTECH INTERNATIONAL, INC.
                  -------------------------------------
                            (Name of Issuer)


                      Common Stock, $.01 par value
             -----------------------------------------------
                     (Title of Class of Securities)


                               452519 10 1
             -----------------------------------------------
                             (CUSIP Number)

                              Emil H. Soika
                         Criticare Systems, Inc.
                         20925 Crossroads Circle
                           Waukesha, WI 53186
                             (414) 798-8282
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            April 26, 1999
        --------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1
(g), check the following Box.  |___|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 2 of 24


1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Criticare Systems, Inc.  Tax Id No.  391501563
--------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|

--------------------------------------------------------------------------
3.   Sec Use Only

--------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

        WC
--------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
--------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
--------------------------------------------------------------------------

                                   7.  Sole Voting Power

                                           474,956
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                  474,956
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

                                           474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]
-------------------------------------------------------------------------


13.  Percent Of Class Represented By Amount In Row (11).

                  9.1%
     ---------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

          CO
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 3 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Gerhard J. Von der Ruhr
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF        PF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization
     USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                           178,801
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               653,757
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                  178,801
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           653,757
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

       653,757
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

               12.5%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 4 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     N. C. Joseph Lai
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                            92,311
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               567,267
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                   92,311
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           567,267
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.
            567,267
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

               10.9%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 5 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Karsten Houm
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

          Norway
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

               474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

           9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 6 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Emil H. Soika
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

        USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 7 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Milton Datsopoulos
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 8 of 24




-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Joseph M. Siekierski
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).
               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 9 of 24


-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Stephen D. Okland
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 10 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Drew M. Diaz
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------


12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 11 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Michael T. Larsen
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 12 of 24



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Gloria Najera
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------

Number Of                          8.  Shared Voting Power
Shares
Beneficially                               474,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           474,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          474,956
-------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                9.1%
-------------------------------------------------------------------------

14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 13 of 24

Item 1.        Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $0.01 par value ("Common Stock"), of Immtech International, Inc., with principal executive offices at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061.

Item 2.        Identity and Background.

The persons filing this statement are Criticare Systems, Inc., a Delaware corporation ("Criticare"), Gerhard J. Von der Ruhr, an individual ("Mr. Von der Ruhr"), N.C. Joseph Lai, an individual ("Mr. Lai"), Karsten Houm, an individual ("Mr. Houm"), Emil H. Soika, an individual ("Mr. Soika"), Milton Datsopoulos, an individual ("Mr. Datsopoulos"), Joseph M. Siekierski, an individual ("Mr. Siekierski"), Stephen D. Okland, an individual ("Mr. Oakland"), Drew M. Diaz, an individual ("Mr. Diaz"), Michael T. Larsen, an individual ("Mr. Larsen"), Gloria Najera, an individual ("Ms. Najera") (collectively, the "Reporting Persons").

Criticare's principal business is the design, manufacture and marketing of vital signs and gas monitoring instruments and related non-invasive sensors used to monitor patients in many healthcare environments. The principal office of Criticare is located at 20925 Crossroads Circle, Waukesha, WI 53186.

Mr. Von der Ruhr is a citizen of the United States of America and is a former director and executive officer of Criticare. Mr. Von der Ruhr's address is 2455 Brook Spring Drive, Brookfield, WI 53045.

Mr. Lai is a citizen of the United States of America and is a director and former executive officer of Criticare. Mr. Lai's address is 19660 Killarney Way, Brookfield, WI 53045.

Mr. Houm is a citizen of Norway and is a director of Criticare. Mr. Houm serves as a management consultant whose business address is Kristinelundveien 21, N-0268 Oslo 2, Norway.

Mr. Soika is a citizen of the United States of America and is the President, Chief Executive Officer and Director of Criticare. Mr. Soika's business address is 20925 Crossroads Circle, Waukesha, WI 53186.

Mr. Datsopolous is a citizen of the United States of America and is a director of Criticare. Mr. Datsopoulos is a partner in the law firm of Datsopoulos, MacDonald & Lind in Missoula, Montana. Mr. Datsopolous' business address is Central Square Building, 201 West Main, Missoula, Montana 59802.

Mr. Siekierski is the Vice President of Finance. Mr. Siekierski's current business address is 19275 West Capitol Drive, Suite 200, Brookfield, WI 53045.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 14 of 24

Mr. Okland is the Vice President of Domestic Sales. Mr. Okland's current business address is 517 Stonebury, Southlake, TX 76092.

Mr. Diaz is the Vice President of International Sales. Mr. Diaz's current business address is 2804 Red Oak Court E, Colleyville, TX 76034.

Mr. Larsen is the Vice President of Quality Control/Quality Assurance. Mr. Larsen's current business address is 20925 Crossroads Circle, Waukesha, WI 53186.

Ms. Najera is the Vice President of Operations. Ms. Najera's current address is HC 1, Box 135, Florence, WI 54121.

All of the executive officers are citizens of the United States of America.

None of the above-referenced parties have, during the previous five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of the above-referenced parties have, during the previous five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.


Item 3.        Source and Amount of Funds or Other Consideration.


This Statement relates to the holdings of Criticare in the Issuer on the date of its initial public offering on April 26, 1999 and the subsequent sales made in August and October 1999. Such Holdings included:


     A. 46,172 shares of the Issuers common stock which included the following: 62,500 shares of common stock acquired for cash in the amount of $375,000 on or about December 19, 1988; 20,834 shares of common stock acquired for cash in the amount of $125,000 on or about May 1, 1989; 29,167 shares of common stock issued as a 35% stock dividend on the above listed positions on or about May 22, 1992. The total shares listed above for 112,501 shares of the Issuer's common stock were exchanged for 112,501 shares of the Issuer's common stock based upon its conversion from a Wisconsin Corporation to a Delaware Corporation. The 112,501 shares were reduced to 72,592 shares as a result of a 0.64526 reverse split on or about July 24, 1998. Criticare was issued an additional 19,753 shares of the Issuer's common stock as consideration for Criticare's forgiveness of $59,000 debt and $16,225 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents. The total of 92,345 shares of the Issuer's common stock was then reduced to 46,172 shares of common stock in a 0.5 reverse split on or about February 5, 1999.

     B. 671,697 shares of the Issuers common stock which included the following: 1,000,000 shares of the Issuers Series A preferred stock and 1,200,000 shares of

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 15 of 24


the Issuers Series B preferred stock acquired from Marquette Venture Partners II, LP and MVP II Affiliates Fund, LP for 333,154 Shares of Criticare common stock and two promissory notes totaling $1,240,000 on or about October 16, 1995 (note to Marquette Venture Partners II for $1,205,555 and a note to MVP II Affiliates Fund, LP for $34,445). The 1,000,000 shares of Series A preferred stock were subsequently converted to
1.0 share of common stock for each share of Series A preferred stock, or 1,000,000 shares of the Issuer's common stock. . The 1,200,000 shares of Series B preferred stock were subsequently converted to approximately 1.2 shares of common stock for each share of Series B preferred stock, or 1,432,142 shares of the Issuer's common stock. The total common stock after conversion from preferred was 2,432,142 shares, which was reduced to 1,569,364 shares of common stock as a result of a 0.64526 reverse split on or about July 24, 1998. The 1,569,364 were further reduced to 784,680 as a result of a reverse split on or about February 5, 1999. Criticare issued 26,776 shares of the Issuer's common stock as part of a settlement with three individuals and 86,207 shares of the Issuer's common stock to its former president as part of a severance agreement, leaving Criticare with a total of 671,697 shares of the Issuer's common stock.

     C. 257,087 shares of the Issuer's common stock which included the following: 172,414 shares of the Issuer's common stock acquired for $150,000 in cash on or about July 2, 1998; 290,706 shares of the Issuer's common stock issued as consideration for Criticare's forgiveness of $597,722 debt and $55,368 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents; 51,055 shares of the Issuer's common stock issued as consideration for Criticare's forgiveness of $89,777 debt and $27,201 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents. The total of 514,175 shares of the Issuer's common stock was reduced to 257,087 shares of common stock as a result of the 0.5 reverse split on or about February 5, 1999.


     D. 500,000 shares of the Issuer's common stock were disposed of which included the following: 200,000 shares of the Issuer's common stock were sold to Century City Securities Limited ("Century") and payment was made by RADE Management Corporation ("RADE") on August 6, 1999 in the amount of $1,000,000; 152,000 shares of the Issuer's common stock were sold to Century and payment was made by RADE on August 16, 1999 in the amount of $760,000; and 148,000 shares of the Issuer's common stock were sold to Century and payment was made by RADE on October 7, 1999 in the amount of $640,000 and on October 18, 1999 in the amount of $100,000.


     The source of all funds referenced in this Item, unless otherwise expressly stated, for the purchase of shares or the payment of debt was Criticare's working capital.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 16 of 24


Item 4.        Purpose of Transaction.


          The transaction requiring the filing of this statement is described in Item 3 above. The transactions were entered into principally for investment purposes. Criticare had one member on the Board of Directors.


          Criticare has no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of controls of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.


Subsequent to the events requiring this filing, Emil H. Soika resigned from the Issuers Board of Directors effective December 5, 2000.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 17 of 24

Item 5.        Interest in Securities of the Issuer.


(a) Criticare currently owns, and Mr. Houm, Mr. Soika, Mr. Datsopoulos, Mr. Siekierski, Mr. Okland, Mr. Diaz, Mr. Larsen and Ms. Najera beneficially own 474,956 shares of Common Stock which represents 9.1% of the Common Stock.

Mr. Von der Ruhr owns 178,801 shares of Common Stock and together with his beneficial ownership of 474,956 shares of Common Stock represents 12.5% of the Common Stock.

Mr. Lai owns 92,311 shares of Common Stock and together with his beneficial ownership of 474,956 shares of Common Stock represents 10.9% of the Common Stock.


Nothing contained herein shall be deemed to be an admission that the Reporting Persons constitute a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 18 of 24


(b)

                             Voting Power                     Dispositive Power
Person                    Sole           Shared             Sole           Shared
------                    ----           ------             ----           ------

Criticare               474,956          474,956          474,956          474,956
Mr. Von der Ruhr        178,801          653,757          178,801          653,757
Mr. Lai                  92,311          567,269           92,311          567,267
Mr. Houm                      0          474,956                0          474,956
Mr. Soika                     0          474,956                0          474,956
Mr. Datsopolous               0          474,956                0          474,956
Mr. Siekierski                0          474,956                0          474,956
Mr. Okland                    0          474,956                0          474,956
Mr. Diaz                      0          474,956                0          474,956
Mr. Larsen                    0          474,956                0          474,956
Ms. Najera                    0          474,956                0          474,956


(c) Other than as described in Item 3, no transactions in Common Stock have been effected during the past sixty days by any of the parties named in subsection (a) above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     A. Investment Agreement by and between the Issuer and Criticare dated December 19, 1988 (the "Investment Agreement"). Pursuant to an agreement between Criticare and the Issuer for the development, manufacturing and marketing of a device to remove immune complex from human blood (the "Device"), Criticare agreed to purchase Common Stock of the Issuer. Pursuant to the Investment Agreement Criticare purchased 62,500 shares of the Issuer's Common Stock at a purchase price of $6.00 per share. Criticare was also able to purchase an additional 20,834 shares of the Issuer's Common Stock upon the completion of certain goals in connection with the development of the Device for $6.00 per share. The Investment Agreement also granted an option to purchase 83,334 shares of the Issuer's Common Stock to Criticare at an exercise price of $6.00 per share. To the extent that shares were not purchased under the option, the total number of shares would be reduced by 16,666 shares on each anniversary. The option terminated with respect to any shares not purchased on the December 19, 1993. The option to purchase shares was not exercised with respect to any shares.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 19 of 24


     B. Stock Purchase and Sale Agreement by and among Criticare through its wholly owned subsidiary Criticare Biomedical, Inc. (collectively "Criticare"), and Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. ("Sellers") dated August 1, 1995 and subsequently amended
October 16, 1995 (the "Stock Purchase Agreement").   Pursuant to the Stock
Purchase Agreement Criticare purchased 1,000,000 shares of the Issuer's Series A preferred stock and 1,200,000 shares of the Issuers Series B preferred stock for 333,154 shares of Criticare Common Stock and two promissory notes, $1,205,555 payable to Marquette Venture Partners II, L.P. and $34,445 payable to MVP II Affiliates Fund, L.P.

     C. Criticare orally agreed to issue certain shares of the Issuer's Common Stock to five individuals as settlement from an unsuccessful private placement initiated with respect to the Issuer. Criticare agreed to issue and has issued 11,033 shares of the Issuers Common Stock to Mr. James Boyce, Jr.; 9,291 of the Issuers Common Stock to Mr. Jon Cyganiak, Sr.; and 6,452 of the Issuers Common Stock to Mr. W. J. Kalmer. Criticare agreed to issue 11,033 of the Issuers Common Stock to Dr. Dale Geiss and 7,549 of the Issuers Common Stock to Dr. Alan Dayle and will issue such shares upon the removal of certain restrictions on Criticare's shares of
the Issuer's Common Stock.   All shares reflected herein are adjusted for
stock splits.

     D. Severance Agreement by and between Gerhard Von der Ruhr and Criticare dated November 16, 1998 (the "Von der Ruhr Agreement"). Pursuant to the Von der Ruhr Agreement, Criticare agreed to issue, and has issued 86,207 shares of the Issuer's Common Stock to Mr. Von der Ruhr.


     E. Letter Agreement by and between Westport Resources Investment Services, Inc., the Issuer and Criticare dated January 7, 1999 (the "Lock-up Agreement"). Pursuant to the Lock-up Agreement Criticare agreed not to sell any shares of the Issuer's Common Stock for a period of one year and additionally agreed not to dispose of any shares of the Issuers Common Stock until the share price, adjusted for any splits, trades at or above 200% of the offering price for a twenty (20) consecutive day period. All conditions of the Lock-up Agreement have been satisfied.

     F. Letter Agreement by and among RADE, Century and Criticare dated June 30, 1999 (the "RADE Agreement"). Pursuant to the RADE Agreement Criticare agreed to sell a minimum of 200,000 and maximum of 500,000 shares of the Issuer's Common Stock at a value of $5.00 per share. Under the terms of the RADE Agreement all purchaser's would be required to enter a lock-up agreement restricting the sale of such shares for a period until at least April 27, 2000 and until such shares were quoted on the NASDAQ Automated Quotation System at $20 per share for twenty (20) consecutive days. All lock-up restrictions were to terminate on April 27, 2004.

     G. Letter Agreement by and among RADE, Century and Criticare dated August 12, 1999 (the "Closing Agreement"). Pursuant to the Closing Agreement the parties acknowledged the sale of 200,000 shares of the Issuer's Common Stock on August 6, 1999, agreed to close on an additional 152,000 shares of the Issuer's Common Stock on August 16, 1999 and acknowledged Century's option to close on the remaining 148,000 shares of the Issuer's Common

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 20 of 24

Stock by August 31, 1999. The remaining 148,000 shares of the Issuer's Common Stock were sold on October 8, 1999.



Item 7.        Material to be Filed as Exhibits.


     Exhibit 1: Investment Agreement by and between the Issuer and Criticare dated December 19, 1988. (1)

     Exhibit 2: Stock Purchase and Sale Agreement by and among Criticare, Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. dated August 1, 1995. (1)

     Exhibit 3: Amendment to Stock Purchase and Sale Agreement by and among Criticare, Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. dated October 16, 1995. (1)

     Exhibit 4: Promissory Note made by Criticare Biomedical, Inc, a wholly owned subsidiary of Criticare payable to Marquette Venture Partners II, L.P. in the amount of $1,205,555 and dated December 21, 1995. (1)

     Exhibit 5:     Promissory Note     made by Criticare Biomedical, Inc,
                    a wholly owned subsidiary of Criticare payable to MVP II Affiliates Fund, L.P. in the amount of $34,445 and dated December 21, 1995. (1)

     Exhibit 6: Severance Agreement by and between Criticare and Gerhard Von der Ruhr dated November 16, 1998. (1)

     Exhibit 7: Letter Agreement by and among Westport Resources Investment Services, Inc., the Issuer and Criticare dated January 7, 1999. (1)

     Exhibit 8:     Letter Agreement by and among RADE Management
                    Corporation, Century Securities Limited and Criticare dated June 30, 1999; and

     Exhibit 9:     Letter Agreement by and among RADE Management
                    Corporation, Century Securities Limited and Criticare dated August 12, 1999;

     (1)  These exhibits are incorporated by reference to the original
Schedule 13D filed on or about June 25, 2001.

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 21 of 24

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated: June 28, 2001

                                    -------------------------------


                              Criticare Systems, Inc.



                              By:    /s/ EMIL SOIKA
                                  ---------------------------------
                              Name:   Emil Soika
                              Title: President and Chief Executive Officer

CUSIP No. 452519 10 1          SCHEDULE 13D                  Exhibit 8

                                Exhibit 8

                       RADE Management Corporation




June 30, 1999

Mr. Joseph M. Siekierski
Chief Financial Officer
Criticare Systems, Inc.
20925 Crossroads Circle
Waukesha, WI 53186-4054

RE:  Purchase of Restricted Immtech Shares from Criticare (the "Shares")

Dear Joe:

     Pursuant to Criticare's request to have RADE assist Criticare in the private placement of Shares, RADE has made numerous inquiries in the market. It is the preference of Immtech and RADE to have Criticare hold instead of selling the Shares. Century City Securities Limited ("Century") has consented to help Criticare liquidate its Immtech position. Please find below the following proposal:

     1. Given the restrictions on the shares and the thinly traded volume of the Immtech stock, the market would value the Shares at $5 per share;

     2. Century has committed to purchase a minimum of 200,000 shares to a maximum of 500,000 shares of the Shares;

     3. All purchasers of the Shares will be required to sign a lock-up agreement restricting resale of the Shares until at least April 27, 2000 and until Immtech's common stock is quoted on the NASDAQ Automated Quotation System exceeds $20 per share for twenty (20) consecutive trading days. All lock-up provisions restricting the Shares will expire on April 27, 2004.

     4. This commitment letter to purchase the Shares must be executed between Century and Criticare as of June 30, 1999 and the closing shall take place on August 6, 1999;

CUSIP No. 452519 10 1          SCHEDULE 13D                  Exhibit 8

     5. Criticare shall provide to RADE and Century a board resolution from Criticare's board and an opinion from counsel regarding the sale of the Shares, giving Criticare full approval of the sale;

     6. Century shall use good faith efforts to place most if not all of the Shares with overseas investors instead of with U.S. investors;

     7. The private placement shall be a confidential matter between Criticare, RADE and Century and no news of the sale shall be leaked by Criticare because it will negatively impact Immtech. Criticare as a public company must release information about the sale to the public but only after completion of the sale. RADE, Immtech and Century shall have the right to seek partial liquidated damages in the event leaks regarding the private placement are generated by Criticare; and

     8. Criticare agrees to indemnify and hold harmless RADE, Immtech and Century from any and all claims made in relation to this transaction.

     If the above commitment is acceptable to you please sign and forward to RADE's Please call me with any questions.

                                   Very truly yours,

                                   /s/ Eric L. Sorkin
                                   Eric L. Sorkin
                                   ELS/ft

accepted and agreed by: Criticare Systems, Inc.

  s/s Joseph M. Siekierski            s/s Emil H. Soika
---------------------------------     ----------------------------------
   Joseph M. Siekierski                  Emil H. Soika
   Vice President - Finance              Chief Executive Officer

date:    6/30/99
     ----------------------------

accepted and agreed by: Criticare Systems, Inc.

name:                                 s/s Franco C. H. Ho
---------------------------------     ----------------------------------
                                         Franco C. H. Ho
                                         Director
dated:       6/30/99
      ---------------------------

cc:  C. Chan J. Ng, S. Thompson

CUSIP No. 452519 10 1          SCHEDULE 13D                  Exhibit 9

                                Exhibit 9

                       RADE Management Corporation




Via Facsimile

August 12, 1999

Mr. Joseph Siekierski                   Mr. Franco C. H. Ho
Criticare Systems, Inc.                 Century City Securities Ltd.
20925 Crossroads Circle                 11/F Nine Queen's Road
Waukesha, WI 53186                      Central, Hong Kong

Dear Mr. Siekierski & Mr. Ho,

In connection with Century City Securities Ltd.'s (Century) option to purchase 500,000 shares of Immtech International, Inc.'s common stock (Shares) from Criticare Systems, Inc. (Criticare), 200,000 Shares were purchased on August 6, 1999. Criticare hereby agrees that Century shall close on the purchase of 152,000 Shares on Monday August 16, 1999. Century retains the option to close on the remaining 148,000 Shares by August 31, 1999.

Very truly yours,

/s/ Eric L. Sorkin

Eric L. Sorkin
ELS/ft



CRITICARE SYSTEMS, INC.


  /s/ Emil H. Soika                    s/s Joseph M. Siekierski
---------------------------------     ----------------------------------
Emil H. Soika, President & CEO        Joseph M. Siekierski, VP-Finance


CENTURY CITY SECURITIES LTD.


________________________________
Franco C. H. Ho